State of Delaware
Secretary of State
Division of Corporations
Delivered 04:24 PM 03/22/2023
FILED 04:24 PM 03/22/2023
SR 20231104132 - File Number 7021413

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Be One Sports, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4." so that, as amended, said Article shall be and read as follows:

4.
The total amount of stock this corporation is authorized to issue is 20,000,000 shares (number of authorized shares) with a par value of $ 0.00001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of March, 2023.

By: /s/ Scott Deans
Authorized Officer

Title: President

Name: Scott Deans
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STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is Be One Sports, Inc.
_____.

2.   The Registered Office of the corporation in the State of Delaware is located at
__8 The Green, STE A_____(street),
in the City of _Dover_____, County of _Kent_____
Zip Code _19901_____. The name of the Registered Agent at such address upon whom process against this corporation may be served is _Delaware Registered Agent_____
_____.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is
_10,000,000_____ shares (number of authorized shares) with a par value of
$_0.00001_____ per share.

5.   The name and mailing address of the incorporator are as follows:

Name _Scott Deans_____
Mailing Address _801 Branard Street_____
_____Houston, TX_____ Zip Code _77006_____



By: _____
                  Incorporator

Name: _Scott Deans_____
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